Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

January 4, 2012

Via EDGAR

Mellissa Campbell Duru

Special Counsel, Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	AbitibiBowater Inc.
Registration Statement on Form S-4
Filed on December 15, 2011
File No. 333-178518

Dear Ms. Duru:

On behalf of our client, AbitibiBowater Inc., doing business as Resolute Forest Products (“Resolute” or the “Company”), we hereby submit for your review changes which the Company would propose to include in Amendment No. 1 to the above referenced Registration Statement on Form S-4 (File No. 333-178518) (the “Registration Statement”) in response to the comments received from the Staff of the Securities and Exchange Commission (the “Staff”) in a letter from Mellissa Campbell Duru, dated December 27, 2011 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the pages of the prospectus/offer to purchase included in the Registration Statement.

The Company has asked us to convey the following as its responses to the Staff:

Amendment No. 1 to the Registration Statement on Form S-4

General

1.    The preliminary prospectus disseminated to security holders in an early commencement exchange offer must be complete and contain all required information. Accordingly, please remove the language “is not complete” from the cover page of your prospectus. Please see question I.E.2. of the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

Response to Comment 1:

In response to the Staff’s comment, the Company will amend the Registration Statement to remove the language “is not complete” from the cover page of the prospectus.

2.    Although the requirement to deliver a final prospectus has been eliminated for exchange offers commenced before effectiveness of the registration statement, offerors still must file a final prospectus. The obligation to file a final prospectus is not satisfied by the filing of an amendment to the registration statement before effectiveness. See, on our website www.sec.gov, Telephone Interpretation Manual Supplement dated July 2001, Section I.E.3, for more information. Please confirm to us that AbitibiBowater will satisfy its obligation to file a final prospectus, after effectiveness, in accordance with the above interpretation.

Response to Comment 2:

The Company confirms that it will satisfy its obligation to file a final prospectus after effectiveness of the Registration Statement.

3.    The filing persons appear to be relying on the “Tier II” exemption set forth in Rule 14d-1(d). Please outline the facts you believe support your ability to rely on such exemption, inclusive of information regarding U.S. ownership and when and how such data was determined. Refer generally to Exchange Act Release 33-8957 (October 9, 2008).

Response to Comment 3:

The Company confirms that it is relying on the “Tier II” exemption set forth in Rule 14d-1(d) and summarizes below the basis upon which it believes it satisfies the conditions for reliance thereon:

(a)    Rule 14d-1(d)(1)(i) and Rule 14d-1(d)(1)(ii).  The Company believes that the conditions set forth in Rule 14d-1(d)(1)(i) and Rule 14d-1(d)(1)(ii) are satisfied because, to the knowledge of the Company, Fibrek Inc. (“Fibrek”) is not an investment company or required to be registered under the Investment Company Act of 1940, as amended, and, as described below, the Company has determined, in accordance with Instruction 3 to Rule 14d-1(c) and (d), that the conditions permitting the Company to presume that Fibrek is a foreign private issuer as defined in Rule 3b-4 and that U.S. holders do not hold more than 40 percent of the class of securities sought in the offer are satisfied:

•	The Company is not an affiliate of Fibrek.

•

The offer to which the Registration Statement relates is unsolicited and has not been made pursuant to an agreement with Fibrek. Indeed, as noted by the Staff in comment number 4 of the Comment Letter, Fibrek has announced that its board of directors has rejected the Company’s offer and recommends that Fibrek’s shareholders not tender their shares in the offer.

•

The Company reviewed data available through Bloomberg LP with respect to (i) the average daily trading volume of Fibrek common shares in the U.S. in the OTC market and (ii) the worldwide average daily trading volume of Fibrek common shares, in each case over the period from November 29, 2010 to November 28, 2011 (the date of the public announcement of the Company’s intention to launch a tender offer for all of the outstanding Fibrek common shares, the “Announcement Date”)). According to this data, the average daily trading volume for Fibrek common shares in the U.S. over this period was 22,943 and the worldwide average daily trading volume for Fibrek common shares over the same period was 160,719 (derived by aggregating the trading volumes in Canada, Germany and the U.S., which are the only three markets for Fibrek common shares that the Company is aware of). Based on this data, the average trading volume in the U.S. for Fibrek common shares over this period as a percentage of the worldwide average daily trading volume for Fibrek common shares over the same period was 14.27%.

•

The Company reviewed Fibrek’s Annual Information Form for its financial year ended December 31, 2010, the most recent annual report or annual information form filed or submitted by Fibrek with the Canadian securities regulatory authorities, and found no statement therein indicating that U.S. holders hold more than 40 percent of the outstanding Fibrek common shares.

•

Prior to the Announcement Date, the Company did not know, and did not have reasons to know, that the level of U.S. ownership exceeded 40 percent of the outstanding Fibrek common shares. In this regard, the Company reviewed the public filings of Fibrek with the Canadian securities regulatory authorities and found no statement in such public filings suggesting that U.S. holders held more than 40 percent of the outstanding Fibrek common shares.

•	Prior to the commencement of the offer, the Company did not have access to any shareholder records of Fibrek.

Based on the foregoing, the Company is entitled to presume that Fibrek is a foreign private issuer and that U.S. holders do not hold more than 40% of the outstanding Fibrek common shares, in reliance on Instruction 3 to Rule 14d-1(c) and (d).

(b)    Rule 14d-1(d)(1)(iii).  Rule 14d-1(d)(1)(iii) requires that the Company complies with all applicable U.S. tender offer laws and regulations, other than those for which an exemption has been provided for in Rule 14d-1(d)(2). The Company believes that it has so complied.

Questions and Answers, page 1

How & when is the Board of Directors…, page 4

4.    Please provide updated information disclosing Fibrek’s Board of Directors rejection of your offer.

Response to Comment 4:

In response to the Staff’s comment, the Company will amend the Registration Statement to state:

“On December 19, 2011, Fibrek issued a press release announcing that its board of directors had unanimously rejected the Offer, and on December 30, 2011, Fibrek filed its Directors’ Circular on SEDAR, an electronic filing system for Canadian publicly traded companies, reiterating that its board of directors had unanimously recommended that holders of Fibrek Shares reject the Offer, take no action and not tender their Fibrek Shares in the Offer.”

This foregoing language will be added to page 4 of the prospectus under the heading “Questions and Answers — How and When is the Board of Directors of Fibrek Required to Respond to the Offer” and on page 63 of the prospectus, at the end of the section entitled “4. Background of the Offer.”

Conditions of the Offer, page 43

5.    Refer to the second bullet point on this page and the second bullet point in the definition of “Material Adverse Effect.” You disclose that a material adverse effect could include a condition, event or circumstance, etc., which could reasonably be expected to “make [the offer] inadvisable for [you]…” and/or inadvisable to take up and pay for Fibrek Shares tendered. The circumstances in which this condition could be triggered appear to be overly broad and incapable of objective verification. Please revise the cited condition to further define the scope of what could reasonably be considered “inadvisable” or remove the reference. Refer generally to Section 14(e).

Response to Comment 5:

In response to the Staff’s comment, the Company will amend the definition of the term “Material Adverse Effect” set forth on page 46 of the prospectus to delete the words “or make it inadvisable for us” where such words appear in the second bulleted paragraph of such definition.

6.    You may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the last paragraph in this section, the phrase “regardless of the circumstances giving rise to such conditions (including without limitation any action or inaction) purports to allow you to assert an offer condition even when the condition is “triggered” by your own inaction. Please revise in accordance with our position.

Response to Comment 6:

In response to the Staff’s comment, the Company will amend the first paragraph appearing on page 47 of the prospectus following the definition of the term “Material Adverse Effect” to delete the parenthetical phrase “(including without limitation any action or inaction by us giving rise to any such conditions).”

7.    Refer to the final paragraph of this section. Depending on the materiality of a waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. Please confirm your understanding in your response letter.

Response to Comment 7:

The Company acknowledges the Staff’s comment and confirms to the Staff that it understands that, depending on the materiality of a waived condition and the number of days remaining in the Offer, it may be required to extend the offer and re-circulate new disclosure to security holders.

Market Purchases, page 51

8.    The bidders and its affiliates reserved the right to “acquire or cause an affiliate to acquire beneficial ownership of Fibrek Shares by making purchases through the facilities of TSX” at any time, and from time to time, prior to the Expiry Time subject to and in accordance with applicable Laws. Please revise to explain the limitations set forth by “applicable Laws.” Also, please provide us with an analysis of how any such purchases would comply with the requirements of Rule 14e-5.

Response to Comment 8:

The Company will amend the first paragraph on page 51 of the prospectus appearing under the caption “12 – Market Purchases”, to read in its entirety as follows:

“Since November 28, 2011, the date on which we announced our intention to make the Offer, neither we nor any of our subsidiaries has acquired beneficial ownership of Fibrek Shares, and until the Expiry Time we will not make any such acquisitions of beneficial ownership of Fibrek Shares by making purchases other than under the Offer.”

As the Company is no longer reserving the right to acquire Fibrek Shares outside of the Offer, the Company respectfully submits that there is no need to explain the limitations set forth by applicable Laws or provide an analysis of how any such purchases would comply with the requirements of Rule 14e-5.

* * * *

As requested by the Staff, the Company acknowledges that:

•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (212) 373-3024.

Sincerely,

/s/ Edwin S. Maynard
Edwin S. Maynard

cc:	Toby S. Myerson
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Jacques Vachon
Stephanie Leclaire
AbitibiBowater Inc.

Francis Legault
Steve Malas
Elliot Shapiro
Norton Rose OR LLP